20004504

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67704

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7300 Metro Blvd, Ste #360
(No. and Street)

Edina (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Johnson (952) 259-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, #800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

SEC Mail Processing
FEB 2 4 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets
FEB 2 4 2020 Ets
RECEIVED

RMS

OATH OR AFFIRMATION

I, David B. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

Supplemental Information

I. Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 9
II. Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 10
III. Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission 11

Report of Independent Registered Public Accounting Firm 12

Exemption Report Claimed Under Rule 15c3-3(k)(2)(i) 13

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as Cedar Point Capital, LLC's auditor since 2012.

Minneapolis, Minnesota

February 21, 2020

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

Cedar Point Capital, LLC

Statement of Financial Condition

		12/31/19
Assets		
Cash	$	57,698
Prepaid expenses		13,525
Furniture & equipment (net of accumulated depreciation of $30,640)		8,270
Other assets		10,500
Total assets	$	89,993
Liabilities		
Accrued expenses	$	14,422
Other liabilities		11,206
Total liabilities	$	25,628
Member's equity		
Capital	$	400,500
Accumulated deficit		(336,135)
Total member's equity		64,365
Total liabilities & member's equity	$	89,993

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Operations

	Twelve months ended 12/31/19
Revenues	
Investment banking	$ 1,107,316
Total revenues	$ 1,107,316
Expenses	
Salaries and benefits	$ 517,735
Sales commissions	481,390
Legal and audit	40,778
Occupancy and equipment rental	40,292
Regulatory	17,240
Communication	9,993
Promotion	5,739
Depreciation	3,966
Other	2,578
Office supplies	2,116
Insurance	758
Travel	189
Total expenses	$ 1,122,774
Net loss	$ (15,458)

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2019

Balance at December 31, 2018	$	79,823
2019 Net loss		(15,458)
Balance at December 31, 2019	$	64,365

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Cash Flows

		Twelve months ended 12/31/19
Operating activities		
Net loss	$	(15,458)
Adjustments:		
Depreciation		3,966
Fair value of warrants received included in revenue		(240,457)
Fair value of warrants issued to employees and brokers included in sales commissions		240,457
Changes in assets & liabilities:		
Prepaid expenses		(1)
Other assets		2,500
Accrued expenses		(7,040)
Other liabilities		(2,082)
Net cash used for operating activities		(18,115)
Investing activities		
Purchases of furniture and equipment		(1,664)
Net cash used for investing activities		(1,664)
Net decrease in cash		(19,779)
Cash at beginning of period		77,477
Cash at end of period	$	57,698

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2019

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client. CPC receives warrants associated with certain private placement securities that are recorded at fair value. The estimated fair value of the warrants received that was included in revenue was approximately $240,000 for the year ending December 31, 2019.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2016 through 2019.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2019, CPC had net capital, as computed under the rule, of $32,070 which was $27,070 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. CPC leases office space Edina, Minnesota that amounted to $40,292 on the 2019 Statement of Operations. CPC has a $10,500 security deposit and $11,206 of deferred rent associated with this lease that are reflected in other assets and other liabilities, respectively, on the 2019 Statement of Financial Condition. This lease is with a related party as David Johnson, CEO of CPC, who is on the Board of Directors of the Lessor. Either party can cancel the lease with 90 days' notice.

4. Related Party Transactions

Richard Nigon, a sales representative with CPC, is a member of the Board of Directors of RxFunction. See below for the amount of CPC revenue generated from RxFunction.

Company	Board Member	2019 Revenue	% of Total 2019 Revenue
RxFunction	Richard Nigon	$ 448,063	40.5%

5. Subsequent Events

CPC has evaluated subsequent events through February 21, 2020, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Total member's equity		$	64,365
Deductions and/or charges:			
Nonallowable assets:			
Furniture and equipment	8,270		
Prepaid expenses	13,525		
Other assets	10,500		
			32,295
Net capital before haircuts on securities positions			32,070
Haircuts on securities positions			-
Net capital		$	32,070
Aggregate Indebtedness		$	25,628
Minimum net capital required - 6 2/3% of aggregated indebtedness		$	1,709
Minimum dollar net capital required		$	5,000
Net capital requirement		$	5,000
Excess net capital		$	27,070
Percentage of aggregate indebtedness to net capital			80%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2019 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

CPC is exempt from Rule 15c3-3 under Subparagraph k (2)(i) and does not possess, control or otherwise hold client/customer funds or securities.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2019

CPC operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

See accompanying Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report claimed under 15c3-3(k)(2)(i), in which (1) Cedar Point Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(i)(the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota

February 21, 2020

Cedar Point Capital, LLC

Exemption Report claimed under Rule 15c3-3(k)(2)(i)

Cedar Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(B)(2) in conformity with 17 C.F.R. § 240.17a-5(d)(4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the year ended December 31, 2019, without exception.

Cedar Point Capital, LLC

I, David Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
CHIEF EXECUTIVE OFFICER

Date: 02-21-2020

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Cedar Point Capital, LLC
Edina, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cedar Point Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Cedar Point Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Cedar Point Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cedar Point Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota

February 21, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2052*********************MIXED AADC 220
67704 FINRA DEC
CEDAR POINT CAPITAL LLC
7300 METRO BLVD STE 360
EDINA, MN 55439-2302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,661

B. Less payment made with SIPC-6 filed (exclude interest) (668)

10/21/2019
Date Paid

C. Less prior overpayment applied (722)

D. Assessment balance due or (overpayment) 271

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 271

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 271

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Captial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO / Financial and Operations Principal
(Title)

Dated the 14th day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,107,316
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,107,316
2e. General Assessment @ .0015	$ 1,661
	(to page 1, line 2.A.)